SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the Month of December 2005

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

Hostmoor Avenue

March, Cambridgeshire

United Kingdom PE15 0AX

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BioProgress PLC

Form 6-K for the month of December, 2005.

Contents:

Enclosure 1: Press release re: Acquisition, Joint Venture, Fundraising and Trading update

Enclosure 1

BioProgress plc (“BioProgress”, the “Company” or “Group”) announces Acquisition, Joint Venture, Fundraising and Trading Update

March, Cambridgeshire, 21 December 2005: The Board of BioProgress plc (AIM: BPRG; NASDAQ: BPRG), the provider of innovative delivery mechanisms for the pharmaceutical and medical device markets, is pleased to announce that it has entered into an agreement to acquire the whole issued share capital of Dexo S.A. (“Dexo”), a French speciality pharmaceutical company. This acquisition, through a newly formed vehicle Dexo BioPharm Ltd (“Dexo BioPharm”), signals a significant change from a drug delivery and material sciences company into an integrated speciality pharmaceutical and healthcare business, which can develop and market its core technologies in combination with other innovative products.

The consideration for the acquisition of Dexo is Euro12.5m, Euro8m of which will be paid in cash and Euro4.5m in sterling denominated ordinary shares, representing 5,866,791 new ordinary shares (the “Consideration Shares”), to be issued at the time of completion. 2,607,463 Consideration Shares will be held in escrow as security for the warranties given pursuant to the agreement. The holders of the Consideration Shares will undertake on completion of the acquisition that they will not transfer or dispose of any Consideration Shares until the date falling 1 month from the date of completion of the agreement; that they will not transfer or dispose more than 1,303,731 Consideration Shares prior to the date falling 12 months from the date of completion of the agreement; and that they will not transfer or dispose more than an additional 1,303,731 Consideration Shares prior to the date falling 36 months from the date of completion of the agreement. The Consideration Shares will also be subject to an orderly market agreement. It is expected that the completion of the acquisition will take place on 5 January 2006.

The Consideration Shares represent approximately 4.77 per cent. of the issued share capital of the Company and will rank pari passu in all respects with the existing ordinary shares of the Group.

Dexo is a long standing profitable private company with specific expertise in registering and marketing innovative branded products into the French healthcare system. It operates in the area of registered pharmaceuticals, and specialises in medicines to treat gastrointestinal illness, and products for ear, nose and throat ailments, along with a treatment for Wilson’s Disease (a fatal disorder caused by excessive copper accumulation in the liver and brain, affecting one in 30,000 people world wide). Dexo is currently run by Mr Jean-Francois Sfarti, the former CEO of Sanofi Pharma France who will remain as president of Dexo, along with the current team, running the operations in France. To assist the current Dexo team and to coordinate the Group’s reorganisation and expansion into new markets, BioProgress has recruited additional management experienced in the pharmaceutical field, including a practising pharmacist to act as the Company’s responsible pharmacist, and a medical consultant.

For the year ended 31 December 2005, Dexo is expected to generate turnover of approximately Euro6.5 million (2004: Euro6.2 million) with normalised net margins above 30 per cent. Net assets of Dexo at completion are expected to be around Euro 3.0 million.

Through the creation of the new pharmaceutical division BioProgress will be able to apply its technologies to Dexo’s products, develop new products and market the enhanced products directly. This capability is expected to demonstrate to consumers and partners the benefits of its technologies such as XGEL. The new Dexo BioPharm division will be immediately accretive in cash terms and creates the potential for near-term Group profitability.

Richard Trevillion, CEO of BioProgress, said: “I am delighted to welcome the management and staff of Dexo into the BioProgress group. Our technology lends itself to rapid brand differentiation and improvement, particularly in areas of patient compliance and product life cycle extension. With France’s well known history of accepting innovative pharmaceutical formulations, we see this as a significant springboard to see maximum value for our company’s technologies.”

Jean-Francois Sfarti said: “Dexo is very pleased to be joining BioProgress. BioProgress’ platform technologies will allow us to add significant value to our existing range of products and will enable us to access new product areas with significantly improved product profiles and differentiation.”

The Group also today announces a new joint venture, fundraising and trading update:

Joint Venture with Crescent Pharma

In parallel with the above acquisition, BioProgress has, through its newly-formed pharmaceutical division Dexo BioPharm, entered into a joint venture (JV) named Dexo BioGenerics Limited which is 75.1% owned by the Group. The JV partner is a private generics supplier, Crescent Pharma Limited, part of the General Mediterranean Group based in Basingstoke, which supplies a wide range of generic and OTC medicines in the UK. This JV brings significant new skill sets to the Group including manufacturing and regulatory know-how and a wide range of product licences for generic medicines including NSAIDs, simvastatin and diazepam. These will be combined with the Group’s core oral delivery technologies for rapid commercialisation.

There is no consideration payable on the formation of the JV. The development and marketing of enhanced generics will be funded by Dexo BioPharma and the JV. Marketing and administrative resources will be provided to the JV by Crescent and the BioProgress Group.

Richard Trevillion, CEO of BioProgress, said: “The combination of the JV with the acquisition of Dexo S.A. brings to the Group instant cross border business reach in two distinct markets, those of branded medicines and generic products. The acquisition and JV are significant steps for the Company, changing its overall structure into a focused integrated speciality healthcare business with multiple revenue streams and solid partnerships.”

Mr Mohammed Al-Doori, Chief Executive of Crescent Pharma Limited, said: “Dexo BioGenerics, a joint venture between Dexo Biopharm and Crescent, will offer patients an exciting new range of medicines by combining Crescent’s range of well established generic drugs with BioProgress’ cutting edge delivery technology. Crescent’s market experience will assist in ensuring the commercial success of the new product range.”

Fundraising

The Company also announces today the placing of 12,285,328 new ordinary shares of 1p each with institutional and other investors (the “New Ordinary Shares”), representing approximately 9.99% of the current issued share capital of the Company, at 47p per New Ordinary Share (representing a 12% discount to the volume-weighted average share price as on 19 December 2005), under the provisions of s.95 of the Company’s Act 1985 as amended.

It is intended that the proceeds from the fundraising will be used to refinance the cash consideration for the acquisition of Dexo and to provide additional working capital for the Company, although the acquisition of Dexo by the Company is not conditional on the fundraising.

The New Ordinary Shares will rank pari passu in all respects with the existing ordinary shares of the Group. It is expected that admission to trading and dealings in the New Ordinary Shares will commence on 3 January 2006.

Trading Update

Finally, the Board is also pleased to announce a positive organic trading and development outlook and an expectation of near term growth. Due to the rapid restructuring initiatives undertaken since the appointment of the new management team in May of this year, the Group is in an improved financial position with cash burn reduced by over 75% on an operational basis in line with the comments made in the interim statement.

All key partnerships have also either been renegotiated or are being renegotiated and the Company is in late stage discussions with a number of top 10 pharmaceutical companies for new commercialisation initiatives across its range of technologies. Feasibility programmes are taking place across the ingestible and non-ingestible product range with new partners, emphasising BioProgress’ rapid commercialisation solutions. In addition, the Company has entered into evaluation contracts with a number of large pharmaceutical companies.

As a consequence of restructuring and refocusing at BioProgress, the Group’s film production division BioTec Films is now producing a monthly net profit, and the division’s client list has been expanded. Measured investment is now being undertaken to add to BioTec Films’ offering and to link in and support other new initiatives across the Group.

As part of the cost reduction initiatives and to reflect the changes to the Group’s structure, the Company will also be moving its premises from March to the Cambridge Science Park during the first quarter. The move will decrease rental lease costs by over 70% and locate the Group in an area renowned for innovation in related industries. The Company has also established a London presence to provide greater access to potential and existing partners and advisors in addition to housing its new Dexo BioPharm division.

The Company also announces that it has settled legal proceedings brought against it and some of its subsidiaries by a former employee of one of its US subsidiaries. These proceedings were mentioned in the company’s United States 20-F filing on page 43. The terms of the settlement are confidential.

For further information:

BioProgress plc	+44 (0) 1354 655674
Richard Trevillion, Chief Executive Officer
Dan Farrow, Finance Director

Bridgewell Securities Ltd	+44 (0) 20 7003 3000
Shaun Dobson
Xavier de Mol

Northbank Communications	+44 (0) 20 7886 8150
Emma Palmer (financial)
Katja Stout/Gemma Bradley (media)

Forward-Looking Information.

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, this paragraph applies. These statements are based on management’s current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company’s filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice. The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law. Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

About BioProgress

BioProgress listed on AIM in May 2003 and on NASDAQ in October 2004, and is engaged in the research, development, and design of patented encapsulation systems that use water soluble and biodegradable films for the dietary supplement, pharmaceutical and other sectors. The Company’s portfolio comprises over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. BioProgress aims to provide a cost effective and animal-free encapsulation process for pharmaceutical drugs in liquids, tablets and powders, thereby addressing the needs of the entire market for oral dosage forms while providing novel delivery mechanisms not possible with traditional processes.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOPROGRESS PLC

Dated: January 5th 2006	/s/ Dan Farrow Dan Farrow
Chief Financial Officer